FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

News From Royal Caribbean Cruises Ltd. Corporate Communications Office 1050 Caribbean Way, Miami, Florida 33132-2096

Contact: Lynn Martenstein or Dan Mathewes (305) 539-6570 or (305) 539-6153

For Immediate Release

ROYAL CARIBBEAN REPORTS RECORD THIRD QUARTER EARNINGS

MIAMI – (October 21, 2004) – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that net income for the third quarter of 2004 was $282.5 million, or $1.33 per share. This compares to $191.9 million, or $0.97 per share, for the third quarter of 2003. Revenues for the third quarter of 2004 increased 23.7% to $1.4 billion from revenues of $1.1 billion in the third quarter of 2003. The increase in revenues was attributable to a 10.8% increase in capacity coupled with an increase in cruise ticket prices and onboard revenues. Gross Yields for the third quarter of 2004 increased 11.7% from the third quarter of 2003. Net Yields, which the company considers a better measure of revenue performance, increased 12.8% from the third quarter of 2003. As a result, Net Yields for the quarter not only returned to pre-9/11 levels, but also surpassed levels reached in the third quarter of 2000 and 1999. Occupancy reached 109.0%, up from 107.7% in the third quarter of 2003, which approaches levels achieved in 2000 of 109.7%.

“Clearly we’re doing something right,” said Richard D. Fain, chairman and chief executive officer. “The improvement in the market and in the position of our brands is very gratifying.”

The company also reported that advanced booking volumes continue to be encouraging. Both pricing and load factors for the fourth quarter of 2004 are ahead of the same time last year. Accordingly, the company forecasts that Net Yields for the fourth quarter of 2004 will increase in the range of 4% to 5%, compared to the same period last year. As a result, the company expects Net Yields for the full year 2004 to increase approximately 9% from the prior year.

The company noted several developments that occurred during the third quarter of 2004:

•	A unique series of hurricanes hit Florida and several important Caribbean island destinations. While some storm activity is not unusual, this series of storms was exceptionally disruptive because of a unique combination of their path, their speed and their timing. Not only was this season the most costly in the company’s 33-year history, it was worse than all the previous seasons combined. Lost revenue and extra costs associated with these hurricanes impacted the company’s third quarter earnings by $0.10 per share.

•	A French-built propulsion pod on Celebrity’s GTS Summit failed, necessitating an emergency drydocking of the vessel.

•	The company exercised its option to build a second Ultra-Voyager ship at the Kvaerner Masa-Yards in Finland, to be delivered in the spring of 2007. The two Ultra-Voyager ships will be approximately 15 percent larger than their Voyager-class predecessors, with a double occupancy capacity of approximately 3,600 passengers.

Gross Cruise Costs and Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the third quarter of 2004 increased 7.4% and 6.7%, respectively, compared to the same quarter in 2003. Included in the third quarter of 2003 was a reduction in Net Cruise Costs of $5.8 million recorded in connection with the resolution of a litigation settlement. The increase in Net Cruise Costs is primarily attributable to costs related to hurricanes and increases in fuel and port expenses.

The company noted several factors that it expects to affect the fourth quarter of 2004:

•	Because Hurricane Jeanne impacted sailings ending in the fourth quarter, it will affect both revenue and expenses in the fourth quarter. The company estimates that the net impact will be approximately $0.02 to $0.03 per share.
•	During the fourth quarter of 2004, a new accounting rule will become effective. The new rule requires all shares contingently issuable under the company’s convertible debt instruments be included in the calculation of diluted earnings per share. Upon adoption, the company estimates that the accounting rule will reduce 2004 full year earnings per share by approximately $0.02 to $0.03. In addition to impacting earnings per share for 2004 and future periods, the new rule will require the company to restate historical earnings per share.
•	During the first nine months of 2004, the company accrued taxes associated with new regulations, the implementation of which is now expected to be deferred until 2005. If deferred, the accrual will be reversed in the fourth quarter in an amount equal to approximately $0.04 per share. Starting in 2005, the company will accrue this tax on an ongoing basis.

The company estimates that Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the fourth quarter of 2004 will increase approximately 3%, compared to the same quarter in 2003. This increase is primarily due to an increase in selling, general and administrative expenses, crew payroll expenses and port expenses.

Based upon these expectations, management is comfortable with the current consensus estimate for the fourth quarter of 2004.

Looking forward to the 2005 booking environment, demand for products of Royal Caribbean International and Celebrity Cruises remains strong. Through its strategic pricing approach, the company continues to generate early demand for its products, resulting in load factors that are ahead of the same time last year. While the company does not have enough visibility to provide specific yield guidance for 2005, demand remains stronger than at the same time last year and early indications point to a positive yield environment.

The Company indicated other items affecting 2005:

•	Fuel costs continue to be an important variable. Although the price “at-the-pump” for the types of fuel used by the company has risen during 2004, it has not risen as rapidly as the price of benchmark crude oil. As a result, if crude oil prices remain at their current level and if the relationship between crude oil prices and “at-the-pump” prices shifts towards previous levels, the company would incur substantial additional costs.
•	The Enchantment of the Seas is scheduled to be stretched in the spring of 2005 with a new 73-foot midsection. In connection with this project, the ship will be out of service from May through early July. In addition to lost revenue associated with a decrease in Available Passenger Cruise Days, the company estimates incremental operating expenses associated with this project will be approximately $10.0 million.

The company has scheduled a conference call at 10 a.m. eastern daylight time today to discuss its earnings. This call can be listened to live or on a delayed basis, on the company’s investor relations web site at www.rclinvestor.com.

Terminology

Available Passenger Cruise Days

Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Yields

Gross Yields represent total revenues per Available Passenger Cruise Day.

Net Yields

Net Yields represent Gross Yields less commissions, transportation and other expenses and onboard and other expenses per Available Passenger Cruise Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

Gross Cruise Costs

Gross Cruise Costs represent the sum of total operating expenses plus marketing, selling and administrative expenses.

Net Cruise Costs

Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 29 ships in service and two under construction. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Such factors include general economic and business conditions, vacation industry competition (including cruise industry competition), changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in our stock price, interest rates, oil prices or foreign currency exchange rates, weather and other factors described in further detail in Royal Caribbean Cruises Ltd.‘s filings with the Securities and Exchange Commission. The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, certain financial measures in this news release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on our investor relations website at www.rclinvestor.com.

Financial Tables Follow

ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share data)

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Passenger ticket revenues	$1,021,148	$817,772	$2,655,795	$2,134,719
Onboard and other revenues	364,959	302,427	934,995	771,485

Total revenues	1,386,107	1,120,199	3,590,790	2,906,204

Operating expenses
Commissions, transportation and other	235,153	198,467	645,609	522,816
Onboard and other	108,745	87,780	243,922	200,513
Payroll and related	124,084	109,511	364,013	314,536
Food	70,223	61,816	201,814	177,073
Other operating	249,198	193,781	693,875	569,452

Total operating expenses	787,403	651,355	2,149,233	1,784,390

Marketing, selling and administrative
expenses	141,035	129,016	434,594	372,457
Depreciation and amortization expenses	99,288	90,667	293,528	268,051

Operating income	358,381	249,161	713,435	481,306

Other income (expense)
Interest income	2,744	1,269	5,526	3,183
Interest expense, net of capitalized interest	(78,575)	(67,133)	(231,461)	(198,767)
Other income (expense)	(79)	8,570	12,976	14,991

	(75,910)	(57,294)	(212,959)	(180,593)

Net income	$282,471	$191,867	$500,476	$300,713

EARNINGS PER SHARE:
Basic	$1.42	$0.99	$2.52	$1.55

Diluted	$1.33	$0.97	$2.38	$1.53

WEIGHTED-AVERAGE SHARES OUTSTANDING:
Basic	199,107	194,402	198,442	193,535

Diluted	216,862	198,663	216,513	196,489

STATISTICS

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Occupancy Percentage	109.0%	107.7%	106.5%	103.8%
Passenger Cruise Days	5,975,395	5,327,500	17,126,559	14,880,616
Available Passenger Cruise Days	5,483,030	4,947,414	16,084,892	14,337,710

ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)

	As of

	September 30, 2004	December 31, 2003

	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$740,874	$ 330,086
Trade and other receivables, net	86,701	89,489
Inventories	60,069	53,277
Prepaid expenses and other assets	95,669	101,698

Total current assets	983,313	574,550
Property and equipment — at cost less accumulated depreciation and
amortization	10,176,534	9,943,495
Goodwill — less accumulated amortization of $138,606	278,561	278,561
Other assets	563,361	526,136

	$12,001,769	$11,322,742

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	$955,309	$ 315,232
Accounts payable	175,092	187,756
Accrued expenses and other liabilities	324,742	271,944
Customer deposits	842,524	729,595

Total current liabilities	2,297,667	1,504,527
Long-term debt	4,888,114	5,520,572
Other long-term liabilities	37,339	34,746
Commitments and contingencies
Shareholders' equity
Common stock ($.01 par value; 500,000,000 shares authorized;
199,265,956 and 196,106,658 shares issued)	1,993	1,961
Paid-in capital	2,166,487	2,100,612
Retained earnings	2,585,195	2,162,195
Accumulated other comprehensive income	33,111	5,846
Treasury stock (586,470 and 556,212 common shares at cost)	(8,137)	(7,717)

Total shareholders' equity	4,778,649	4,262,897

	$12,001,769	$11,322,742

ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)

	Nine Months Ended September 30,

	2004	2003

OPERATING ACTIVITIES
Net income	$500,476	$300,713
Adjustments:
Depreciation and amortization	293,528	268,051
Accretion of original issue discount on debt	39,235	36,390
Changes in operating assets and liabilities:
Increase in trade and other receivables, net	(5,058)	(9,105)
Increase in inventories	(6,622)	(9,968)
(Increase)decrease in prepaid expenses and other assets	(23,052)	2,653
(Decrease) increase in accounts payable	(13,868)	6,452
Increase (decrease) in accrued expenses and other liabilities	57,559	(10,937)
Increase in customer deposits	112,715	111,250
Other, net	5,871	(3,718)

Net cash provided by operating activities	960,784	691,781

INVESTING ACTIVITIES
Purchases of property and equipment	(513,626)	(535,381)
Other, net	(9,047)	(37,563)

Net cash used in investing activities	(522,673)	(572,944)

FINANCING ACTIVITIES
Repayments of long-term debt, net	(242,721)	(194,583)
Net proceeds from issuance of debt	225,000	244,910
Dividends	(80,205)	(50,211)
Proceeds from exercise of common stock options	60,742	32,789
Other, net	9,861	(14,286)

Net cash provided by financing activities	(27,323)	18,619

Net increase in cash and cash equivalents	410,788	137,456
Cash and cash equivalents at beginning of period	330,086	242,584

Cash and cash equivalents at end of period	$740,874	$380,040

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Interest, net of amount capitalized	$194,465	$168,761

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) BY: /s/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President, Treasurer

Date: October 21, 2004